Avago
to Acquire Broadcom
Creates World’s Leading Diversified Communications Semiconductor Company
June  2015
Filed by Avago
Technologies Limited
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended
Subject Company: Broadcom Corporation
Commission File No.: 000-23993
Your Imagination, Our Innovation

Your Imagination, Our Innovation
Forward-Looking Statements

Cautions Regarding Forward-Looking Statements
This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of
1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Pavonia Limited (“HoldCo”),
Safari Cayman LP (“New LP”), the proposed transactions and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management.  Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,”
“potential,” “predict,” “project” or similar words, phrases or expressions.  These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control.  Therefore, you should not place undue reliance on such statements.
Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments.
The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent
Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC.
Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Your Imagination, Our Innovation
Strategically and Financially Compelling Transaction
Global semiconductor leader, with combined annual revenues
of approximately $15 billion
Enhanced scale and product breadth
Broad portfolio of complementary category-leading franchises
Levered to numerous secular growth trends
Immediately accretive to non-GAAP EPS and cash flow
Creates world’s leading diversified communications semiconductor company intel
QUALCOMM
AVAGO
TEXAS INSTRUMENTS
NXP
BROADCOM
ST
MEDIATEK
AVAGO
RENESAS
BROADCOM
freescale

Your Imagination, Our Innovation
Creates a Global Semiconductor Leader
LTM Revenue ($B)
Source: company filings as of May 27, 2015
Combined enterprise value of $77 billion

$55.9
$27.5
$15.1
$13.2
$10.5
$8.5
$7.3
$6.9
$6.6
$6.6
+
+

Your Imagination, Our Innovation

San Jose, CA
Fort Collins, CO
Matamoros, MEX
Seoul, KR
Singapore, SG
Shanghai, CN
Pune, IN
Bangalore, IN
Colorado Springs, CO
Allentown, PA
Regensburg, DE
Boeblingen, DE
Wuxi, CN
Penang, MY
Mendota Hts, MN
Costa Mesa, CA
Headquarters in Irvine, CA
Broadcom Sites (>300 employees)
Avago and Broadcom Footprint
Irvine, CA
Hyderabad, IN
Israel,
IL
Singapore, SG
Taiwan
San Diego, CA
San Jose, CA
Santa Clara, CA
Sunnyvale, CA
United Kingdom
China
Bangalore, IN
Avago Major Sites

Your Imagination, Our Innovation
5
Source: Broadcom /Gartner Top 10 Semiconductor Vendors by Revenue, Worldwide, 2014.  *Excluding memory companies.
Fortune
300
GLOBAL
leader in
semiconductors
for wired and wireless
communications
One of
TOP 5
semiconductor
companies by
revenue*
2014 Revenue:
$8.43B
One of the
industry’s
broadest IP
portfolios with
>20,000  U.S.
and foreign
patents and
applications
HQ in Irvine,
California with
DESIGN
CENTERS
around the world
~10,000 global
employees
78% of employees
in
engineering
One of the
LARGEST
VOLUME
fabless
semiconductor
suppliers
Ships ~
7M
chips a day
Broadcom
at a Glance

Your Imagination, Our Innovation
99.98% of All Data Traffic Crosses at Least One Broadcom Chip
Broadcom Chips are Pervasive
Source: Broadcom internal estimate
Coax
Service Provider
Network
Wi-Fi Router
Cloud Data Center
Corporate
Enterprise
Wi-Fi Router
Coax
DSL
Ethernet
PON
Home
Fiber
Macro Base
Station
Microwave
Backhaul
Fiber
Powerline
Ethernet
CMTS
DSLAM
OLT

Your Imagination, Our Innovation
Broad and Deep Product Portfolio
Femtocell
xDSL
HomePlug & MoCA
Cable & Satellite
Set-top Box
IPTV Solutions
Ultra HD &
Multimedia
Processors
xPON
Automotive
GPS
NFC
Wireless LAN Solutions
& WICED
™
Wi-Fi
WICED
™
Smart
CMTS
DSLAM
OLT
Point of Sale
VoIP
Processors
Switching
Microwave &
Mobile Backhaul
Ethernet
Controllers
& Adapters
Security
Base Station
Cable Modem
Wireless Charging
BT/Wi-Fi Combo
Work
Home
On the Go
Source: Broadcom

Your Imagination, Our Innovation
Custom
Cell
Libraries,
Custom
Memories,
Analog
and
RF
Building
Blocks,
I/O
Cells
Self-Sufficiency in IP Cores
Data Center/
Enterprise
Switching
Service
Provider
Switching
Software
Defined
Networking
Network
Function
Virtualization
Ethernet
Copper
PHYs
Ethernet
Optical
PHYs
Automotive
PHYs
Long-haul
Optical
Transport
Ethernet
Controllers
Fiber Channel
over Ethernet
Multicore
Processors
Knowledge
Based
Processors
SMB
Processors
Backplane
SERDES
Power Over
Ethernet
Energy
Efficient
Ethernet
Time Sensitive
Networking
Microwave
Backhaul
Digital
Front-End
Processors
VoIP
Security
Processors
Cable STB
Satellite STB
IP STB
Terrestrial
STB
DOCSIS
Cable Modem
Cable
Head-end
Processors
ADSL/VDSL
(CO/CPE)
EPON/GPON
(OLT/ONU)
MoCA Home
Networking
Powerline
Networking
Ultra HD/HEVC
Processors
STB Graphics
Processors
Digital
Transport
Adaptors
Video
Transcoders
STB Security
Processors
Small Cells
Satellite
Outdoor Unit
Media Terminal
Adapters
Video over
Wi-Fi
Conditional
Access
Full-Band
Capture
Front-ends
Wi-Fi
GPS/GNSS
Bluetooth
NFC
Power
Management
Touch
Controllers
Wireless
Power
IoT SoCs
ZigBee
Location Based
Services
FM Radio
60 GHz
Wearable
SoCs
Antennas
Home
Work
On the Go
Source: Broadcom

| | Avago | Broadcom |
|---|---|---|
| | ✓ ✓ ✓ ✓ ✓ ✓ | ✓ ✓ ✓ ✓ ✓ |
| | LG, Samsung, Huawei, HTC, Sony Ericsson, Motorola, Foxconn, HP, Cisco, Huawei, Ericsson, Brocade, Google, HP, Cisco, Juniper Networks, Tyco, Seagate, HGST, Siemens, WD, Toshiba, Dell, Qualcomm, Cisco, Oracle, Intel, Fujitsu | Samsung, HTC, Android, Arris, Comcast, Pace, Time Warner Cable, AT&T, Cox, Arris, Comcast, Netgear, Orange, AT&T, Cox, HP, Cisco, Huawei, Juniper Networks, Dell, HP, Cisco, Huawei, Juniper Networks, Dell |

Avago Technologies

Your Imagination, Our Innovation
Expand Our Portfolio of Category-Leading Franchises
Leading
Positions
Key Customers

RF
Fiber Optics
ASIC
Optocouplers
HDD
Storage
Connectivity
Wireless
Combo
Set Top Box
Broadband
Ethernet
Switching
PHY

| ($ in B) | Avago (5/03/2015) [1] | Broadcom (3/31/2015) | Avago Broadcom | Long-term model |
|---|---|---|---|---|
| Revenue | $6.60 | $8.50 | $15.10 | 5% CAGR |
| Gross margin | 59% | 55% | 57% | 60% |
| R&D % of revenue | 15% | 23% | 20% | 16% |
| SG&A % of revenue | 6% | 7% | 7% | 4% |
| Operating Income | $2.50 | $2.10 | $4.60 | |
| Op. Income margin | 38% | 24% | 30% | ~40% |
| EBITDA | $2.70 | $2.20 | $4.90 | |
| EBITDA margin | 41% | 26% | 33% | ~43% |

AVAGO TECHNOLOGIES

Your Imagination, Our Innovation
Drive Towards a Very Profitable Financial Model
Sustainable and
growing revenue
Proven operating
model with industry
leading margins
$750M of annual run
rate synergies within
18 months of closing
Strong
cash flow
generation & liquidity
Track record of rapid
deleveraging
Note: Financials presented on non-GAAP basis, excluding stock-based compensation, amortization of intangible assets, and other non-recurring expenses
(1)  Pro forma for LSI, PLX and Emulex transactions
(2) Depreciation estimated as 3% of revenues

(2)
Source: company filings as of May 27, 2015
+

Your Imagination, Our Innovation
Next Steps
Pre-Closing
Need regulatory approvals in various jurisdictions
Need approval of Avago’s
and Broadcom’s shareholders
Already unanimously approved by the Boards of Directors of both companies
Integration
Still run as two separate companies
Planning towards Day One
Post-Closing
Avago
adopts the name Broadcom Limited
Hock Tan will continue to serve as Chief Executive Officer, supported by Avago’s current management
Henry Samueli
will be appointed Chief Technical Officer and join the board

Your Imagination, Our Innovation
Important Additional Information

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
Important Additional Information Will be Filed with the SEC
HoldCo will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of HoldCo and New LP (the “joint proxy statement/prospectus”).  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, BROADCOM, HOLDCO, NEW
LP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, HoldCo or
New LP) or andrewtp@broadcom.com (for documents filed with the SEC by Broadcom).
Participants in the Solicitation
Avago, Broadcom, HoldCo and New LP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus.  Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy Statement on Schedule 14A, dated February 20, 2015, and information regarding
Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy
Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated
above.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Holdco, Partnership, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC. Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Holdco will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of Holdco and Partnership (the “joint proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, Broadcom, HOLDCO, PARTNERSHIP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or Partnership) or Broadcom Investor Relations at andrewtp@broadcom.com (for documents filed with the SEC by Broadcom).

Participants in the Solicitation

Avago, Broadcom, Holdco and Partnership and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy Statement on Schedule 14A, dated February 20, 2015, and information regarding Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.